UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(X) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Fasola, Kenneth J.
   500 West Main Street
   Louisville, KY  40202
   USA
2. Issuer Name and Ticker or Trading Symbol
   Humana Inc.
   HUM
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   September 4, 2002
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chief Operating Officer-Market Operations
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common (1)                 |09/04/|D (5| |150,000           |D  |           |22,249             |D     |                           |
                           |02    |)   | |                  |   |           |                   |      |                           |
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Common (1)                 |      |    | |                  |   |           |24,430             |I     |HRSP (2)                   |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Phantom Stock Units (5|1-for-1 |     |    | |           |   |(5)  |(5)  |Common (1)  |14,828 |       |14,828      |D  |            |
)                     |        |     |    | |           |   |     |     |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option (3)            |15.5938 |     |    | |           |   |9/17/|09/04|Common (1)  |11,086 |       |11,086      |D  |            |
                      |        |     |    | |           |   |99   |/04  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option (3)            |15.5938 |     |    | |           |   |11/16|09/04|Common (1)  |5,542  |       |5,542       |D  |            |
                      |        |     |    | |           |   |/99  |/04  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option (3)            |15.5928 |     |    | |           |   |11/16|09/04|Common (1)  |5,542  |       |5,542       |D  |            |
                      |        |     |    | |           |   |/00  |/04  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option (4)            |15.5938 |     |    | |           |   |9/17/|09/04|Common (1)  |79,110 |       |79,110      |D  |            |
                      |        |     |    | |           |   |99   |/04  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option (4)            |15.5938 |     |    | |           |   |9/17/|09/04|Common (1)  |49,152 |       |49,152      |D  |            |
                      |        |     |    | |           |   |99   |/04  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option (4)            |15.5938 |     |    | |           |   |9/17/|09/04|Common (1)  |24,208 |       |24,208      |D  |            |
                      |        |     |    | |           |   |99   |/04  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option-ISO (4)        |15.5938 |     |    | |           |   |9/17/|09/04|Common (1)  |4,316  |       |4,316       |D  |            |
                      |        |     |    | |           |   |99   |/04  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option-ISO (4)        |15.5938 |     |    | |           |   |1/15/|09/04|Common (1)  |4,316  |       |4,316       |D  |            |
                      |        |     |    | |           |   |00   |/04  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option-ISO (4)        |15.5938 |     |    | |           |   |1/15/|09/04|Common (1)  |4,316  |       |4,316       |D  |            |
                      |        |     |    | |           |   |01   |/04  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option-NQ (4)         |15.5938 |     |    | |           |   |9/17/|09/04|Common (1)  |7,284  |       |7,284       |D  |            |
                      |        |     |    | |           |   |99   |/04  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option-NQ (4)         |15.5038 |     |    | |           |   |1/15/|09/04|Common (1)  |7,284  |       |7,284       |D  |            |
                      |        |     |    | |           |   |00   |/04  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option-NQ (4)         |15.5938 |     |    | |           |   |1/15/|09/04|Common (1)  |7,284  |       |7,284       |D  |            |
                      |        |     |    | |           |   |01   |/04  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option(4)             |19.25   |     |    | |           |   |1/15/|09/04|Common (1)  |10,000 |       |10,000      |D  |            |
                      |        |     |    | |           |   |00   |/04  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option(4)             |19.25   |     |    | |           |   |1/15/|09/04|Common (1)  |10,000 |       |10,000      |D  |            |
                      |        |     |    | |           |   |01   |/04  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option(4)             |19.25   |     |    | |           |   |1/15/|09/04|Common (1)  |4,806  |       |4,806       |D  |            |
                      |        |     |    | |           |   |02   |/04  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option-ISO(4)         |19.25   |     |    | |           |   |1/15/|09/04|Common (1)  |5,194  |       |5,194       |D  |            |
                      |        |     |    | |           |   |02   |/04  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option(4)             |7.4688  |     |    | |           |   |11/18|09/04|Common (1)  |33,334 |       |33,334      |D  |            |
                      |        |     |    | |           |   |/00  |/04  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option(4)             |7.4688  |     |    | |           |   |11/18|09/04|Common (1)  |33,333 |       |33,333      |D  |            |
                      |        |     |    | |           |   |/01  |/04  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option(4)             |7.4688  |09/04|J (7| |           |   |09/04|09/04|Common (1)  |33,333 |       |33,333      |D  |            |
                      |        |/02  |)   | |           |   |/02  |/04  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option-ISO(4)         |12.995  |09/04|D (6| |6,667      |D  |3/13/|3/13/|Common (1)  |0      |       |0           |D  |            |
                      |        |/02  |)   | |           |   |03   |12   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option-ISO(4)         |12.995  |09/04|D (6| |6,667      |D  |3/13/|3/13/|Common (1)  |0      |       |0           |D  |            |
                      |        |/02  |)   | |           |   |04   |12   |            |       |       |            |   |            |
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Option-ISO(4)         |12.995  |09/04|D (6| |6,667      |D  |3/13/|3/13/|Common (1)  |0      |       |0           |D  |            |
                      |        |/02  |)   | |           |   |05   |12   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Each share of Common Stock contains a Right adopted on March 5, 1987, as amended and restated on February 14, 1996, and amended as of May
27, 1998 and March 1, 1999, pursuant to the Company RIghts Agreement, which entitles holders of the Company's Common Stock, in the event certain specified events occur, to acquire 1/100th of a share of Series A Participating Preferred Stock at a price of $145 per fractional share.
(2) Shares held for my benefit as ofJuly 31, 2002 under the Humana Retirement & Savings Plan ("HRSP") and a routine disposition of shares to fund an administrative fee assessment under a Tax-Conditioned Plan, exempt under Rule 16b-3(c).
(3)  Right to buy pursuant to the Company's 1989 Stock Option Plan for
Employees.
(4)  Right to buy pursuant to the Company's 1996 Stock Incentive
Plan.
(5) Phantom stock units held for my benefit as of July 31, 2002 under the Humana Excess Plans, exempt under Rule 16b-3(d).
(6) Cancellation of unvested Restricted Stock Award and unvested Stock Options due to resignation from Company exempt under Rule 16b-3(e).
(7) Vesting of Option accelerated to date of resignation as approved by the Company's Organization and Compensation Committee.